UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 7, 2008

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with

Rule 12g3-2(b):82-

The information contained in this Report on Form 6-K shall be incorporated by reference in the prospectus relating to the Registrant’s debt securities contained in the Registrant’s Registration Statement on Form F-3 (File No. 333-10546), as such prospectus may be amended or supplemented from time to time.

On 5 February 2008, Westpac provided a market update on how it has been affected by the ongoing dislocation in global capital markets and how it is managing its funding and liquidity in response.

As a result of Westpac’s focus on its core markets of Australia and New Zealand, Westpac has no direct holding of US sub-prime assets or any CDOs backed by US mortgages.  Westpac’s indirect exposure to sub-prime assets is not material.

The current dislocation in global capital markets presents challenges for Westpac and other financial institutions that rely on regular access to the capital markets to fund their operations.  These challenges include

•	higher wholesale funding costs;

•	reduced liquidity in term markets; and

•	significant market volatility.

Westpac has taken significant steps to address these challenges by actively managing its liquidity risk and maintaining access to wholesale funding.  These steps include:

•	holding significantly more liquid assets than it normally holds, with all liquid assets eligible for repo with a central bank;

•	holding liquid assets sufficient to cover offshore short-term debt obligations due within 6 months;

•	building wholesale funding capacity ahead of balance sheet needs; and

•	maintaining and enhancing the breadth and diversity of its wholesale funding sources.

Westpac believes that it has benefited during the current market disruptions from being a well-capitalized, stable, AA-rated major Australian bank, operating in a sound economic environment.  Despite the dislocation in global capital markets, Westpac successfully accessed the debt capital markets in the U.S., Europe and Japan during the past six months.

While Westpac’s funding costs have marginally increased during this market disruption, the increase has been offset by a number of factors, including its ability to re-price its loans, strong loan growth, improved credit spreads in institutional, corporate and business lending, and improved trading flows driven by customers seeking to more actively manage risk in the more  volatile market conditions.

Through the normal course of Westpac’s business, the bank has exposures to counterparties who may be impacted by disruptions to global capital markets and associated flow-on effects.  While it is difficult to predict which counterparties, markets, products or other businesses may ultimately be adversely impacted by a prolonged dislocation in global capital markets, exposures more likely to be impacted in current conditions are being actively monitored.

Although the ongoing disruption in global capital markets presents challenges and risks, Westpac remains comfortable with its risk profile.  Westpac believes it is well positioned to deal with the impact of ongoing dislocation in global capital markets, given its  focus on organic growth in Australia and New Zealand, its conservative balance sheet and capital management approach, its strict risk disciplines, diversified wholesale funding base and prudent liquidity profile.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date:	February 7, 2008	By:	/s/ Manuela Adl
Manuela Adl
SVP & Chief Operating Officer